SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)1

                           SEA PINES ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

           Units consisting of 750 shares of Common Stock (no par) and
               500 shares of Series A Cumulative Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    811991942
                                 (CUSIP Number)

                      Cheryle K. Toy, CCA Industries, Inc.
               One James Center, 901 East Cary Street, Suite 1500
                     Richmond, Virginia 23219 (804) 643-4200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                     October 10, 1996 through March 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)


         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
    CUSIP No. 811991942           SCHEDULE 13D           Page 2 of 14 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L.F. Loree, III, Successor Co-Trustee under an Irrevocable Trust Agreement dated November 12, 1986 by William H. Goodwin, Jr., creating five separate trusts for the benefit of each of William H. Goodwin, III, Molly S. Goodwin, Matthew T. Goodwin, Sarah C. Goodwin and Peter O. Goodwin

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    |_|
                                                                      (b)    |X|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

         Not Applicable
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Virginia, United States of America
------------------------ ------- -----------------------------------------------
      NUMBER OF          7       SOLE VOTING POWER

        SHARES                   -0-
                         ------- -----------------------------------------------
                         8       SHARED VOTING POWER
     BENEFICIALLY
                                 414 Units
                         ------- -----------------------------------------------
    OWNED BY EACH        9       SOLE DISPOSITIVE POWER

      REPORTING                  -0-
                         ------- -----------------------------------------------
                         10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                 414 Units
------------------------ ------- -----------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         414 Units consisting of 310,500 shares of Common Stock and 207,000 shares of Series A Cumulative Preferred Stock
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
         Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.9% (of each of Common Stock and Series A Cumulative Preferred Stock)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 14 Pages

---------------------------                          ---------------------------
    CUSIP No. 811991942           SCHEDULE 13D           Page 3 of 14 Pages
---------------------------                          ---------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norwood H. Davis, Jr., Successor Co-Trustee under an Irrevocable Trust Agreement dated November 12, 1986 by William H. Goodwin, Jr., creating five separate trusts for the benefit of each of William H. Goodwin, III, Molly S. Goodwin, Matthew T. Goodwin, Sarah C. Goodwin and Peter O. Goodwin

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)     |_|
                                                                     (b)     |X|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   |_|

         Not Applicable
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Commonwealth of Virginia, United States of America
------------------------ ------- -----------------------------------------------
      NUMBER OF          7       SOLE VOTING POWER

        SHARES                   -0-
                         ------- -----------------------------------------------
                         8       SHARED VOTING POWER
     BENEFICIALLY
                                 414 Units
                         ------- -----------------------------------------------
    OWNED BY EACH        9       SOLE DISPOSITIVE POWER

      REPORTING                  -0-
                         ------- -----------------------------------------------
                         10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                 414 Units
------------------------ ------- -----------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         414 Units consisting of 310,500 shares of Common Stock and 207,000 shares of Series A Cumulative Preferred Stock
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
         Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.9% (of each of Common Stock and Series A Cumulative Preferred Stock)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 14 Pages

                                  SCHEDULE 13D
                                       FOR
                              NORWOOD H. DAVIS, JR.
                                       AND
                                 L.F. LOREE, III
        CO-SUCCESSOR TRUSTEES (the "TRUSTEES") UNDER AN IRREVOCABLE TRUST
            AGREEMENT DATED NOVEMBER 12, 1986 (the "IRREVOCABLE TRUST
         AGREEMENT") BY WILLIAM H. GOODWIN, JR., CREATING FIVE SEPARATE
        TRUSTS (the "TRUSTS") FOR THE BENEFIT OF WILLIAM HUNTER GOODWIN,
           III, MOLLY SHEPHERD GOODWIN, MATTHEW TOLLEY GOODWIN, SARAH
                     CAMP GOODWIN AND PETER OVERTON GOODWIN


         This amended and restated Schedule 13D is being filed to report the purchase by the Trustees on behalf of the Trusts of certain additional units of the securities of Sea Pines Associates, Inc. ("Units") purchased between January 8, 1996 and March 29, 1999. Each Unit consists of 750 shares of Common Stock, no par value (the "Common Stock"), and 500 shares of Series A Cumulative Preferred Stock (the "Preferred Stock") of Sea Pines Associates, Inc. (the "Issuer").

Item 1.      Security and Issuer

         This Schedule relates to the Units, which consist of shares of the Common Stock and the Preferred Stock of the Issuer. The Preferred Stock is non-convertible and is non-voting unless the Issuer has failed to pay dividends on the Preferred Stock in an amount equal to four years' dividends. The principal executive offices of the Issuer are located at 32 Greenwood Drive, Hilton Head Island, South Carolina 29928.

Item 2.      Identity and Background

         The Trustees are L.F. Loree, III and Norwood H. Davis, Jr. They serve as successor co-trustees of five separate trusts created under an Irrevocable Trust Agreement dated November 12, 1986 by William H. Goodwin, Jr. for the benefit of his five (5) children. The Trusts were organized under Virginia law. The business address of the Trusts is 901 East Cary Street, Suite 1500, Richmond, Virginia 23219. The Trusts hold investments in the form of stock or other interests in a number of businesses.

         The name, residence or business address, principal business and employment, and citizenship (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each Trustee of the Trusts is set forth in Exhibit A which is hereby incorporated herein.

         Neither of the Trustees nor the Trusts has been during the past five years: (i) convicted in a criminal proceeding (exluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or



                               Page 4 of 14 Pages
prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration

         The Trusts paid the amounts set forth in Exhibit B (which Exhibit is hereby incorporated herein) for the Units described therein, including the 131 Units purchased after January 4, 1996 covered by this Schedule. The funds utilized for such purchases were personal funds of the Trusts.

Item 4.      Purpose of Transaction

         The Trusts acquired the Units for investment purposes. The Trusts may acquire additional Units from time to time in open market transactions.

Item 5.      Interest in Securities of the Issuer

         (a) As of the date hereof, the Trustees, jointly on behalf of the Trusts, are the beneficial owners of 414 Units consisting of 310,500 shares of Common Stock and 207,000 shares of Preferred Stock or approximately 16.9% of all outstanding Units and likewise to each such class of capital stock. The Trusts purchased the Units in the open market transactions identified in Exhibit B, which Exhibit is hereby incorporated herein. Each trust owns an equal portion of the Units reported in this Schedule. Neither Trustee has sole power to vote or direct the disposition of the Units. The Trustees share the power to vote or direct the disposition of the Units.

         (b) The Issuer's capital stock was originally issued in 1987 in Units consisting of 750 shares of voting Common Stock and 500 shares Preferred Stock. Pursuant to reports of the Issuer filed with the Securities and Exchange Commission, virtually all transactions of the Issuer's Common Stock and Preferred Stock have been in Units as originally issued. Beginning in September of 1993, transactions in Units of the Issuer's capital stock trade on a bid and ask basis through the over-the-counter market at Robinson-Humphrey Company in Atlanta, Georgia. Prior to September 1993, there was no established public trading market for the Issuer's Common Stock or Preferred Stock. Quotes for the Units were available only through Prudential Securities, Inc. and there was no available composite index of trading and pricing of the Units.

         (c) Transactions by the Trustees on behalf of the Trust that were effected since the most recent filing on Schedule 13D are set forth in Exhibit B, which Exhibit is hereby incorporated herein.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer

         Other than the Irrevocable Trust Agreement, there exists no contract, arrangement, understanding or relationship among the Trustees with respect to the Units.



                               Page 5 of 14 Pages

Item 7.      Material to be Filed as Exhibits

         The following items are filed as exhibits to this Schedule:


                                  EXHIBIT INDEX


         Exhibit                   Description                             Page


            A           Name,  address  and  other  information
                        regarding the Trustees                               9

            B           Description of Transactions in the Units            10

            C           Agreement  relating  to the  filing  of
                        joint    acquisition    statements   as
                        required  by  Rule  13d-1(k)(1)  of the
                        Exchange Act                                        14




                               Page 6 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.





Date:  May 28, 1999                     /s/ L.F. Loree, III
                                        ----------------------------------------
                                        L.F. Loree, III, Co-Trustee




Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




                               Page 7 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.




Date:  May 28, 1999                    /s/ Norwood H. Davis, Jr.
                                       -----------------------------------------
                                       Norwood H. Davis, Jr., Co-Trustee




Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





                               Page 8 of 14 Pages

                                    EXHIBIT A



                                 Principal Occupation
  Trustees of the Trust              or Employment                 Citizenship


L.F. Loree, III                  Self-Employed                         USA
                                 c/o The Covington Company
                                 P.O. Box 8599
                                 Richmond, Virginia  23226

Norwood H. Davis, Jr.            Chairman, Trigon Blue Cross/          USA
                                 Blue Shield of Virginia
                                 2015 Staples Mill Road
                                 Richmond, Virginia  23230




                               Page 9 of 14 Pages

                                    Exhibit B

        TRANSACTIONS BY THE TRUSTEES IN SEA PINES ASSOCIATES, INC. STOCK

NOTE: All transactions were effected by the Trustees on behalf of the Trusts via the markets described in Item 5(c) of this Schedule 13D.

------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   DATE        UNITS      STOCK PRICE    COMMISSION       TOTAL         TOTAL        CUMULATIVE     CUMULATIVE        % OF TOTAL
  BOUGHT       BOUGHT      PER UNIT       PER UNIT       PER UNIT        PAID          UNITS           PRICE         SHARES OWNED
                             ($$)           ($$)           ($$)          ($$)                          ($$)             (1)(2)
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    6/28/91          10         4,300            100         4,400        44,000              10          44,000                0.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/05/91          21         4,300            100         4,400        92,400              31         136,400                1.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/12/91           4         4,300            100         4,400        17,600              35         154,000                1.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/02/91          19         4,300            100         4,400        83,600              54         237,600                2.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/04/91           3         4,300            100         4,400        13,200              57         250,800                2.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/16/91           1         4,300            100         4,400         4,400              58         255,200                2.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/26/91           2         4,300            100         4,400         8,800              60          264,00                2.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/03/91           1         4,300            100         4,400         4,400              61         268,400                2.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/09/91           4         4,300            100         4,400        17,600              65         286,000                2.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/10/92           3         4,500            100         4,600        13,800              68         299,800                2.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    3/12/92           3         4,550            100         4,650        13,950              71         313,750                2.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     4/3/92           2         4,605            100         4,705         9,410              73         323,160                3.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    4/10/92           1         4,605            100         4,705         4,705              74         327,865                3.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    4/27/92           8         4,625            100         4,725        37,800              82         365,665                3.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     6/2/92           6         4,655            100         4,755        28,530              88         394,195                3.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/22/92           8         4,755            100         4,855        38,840              96         433,035                3.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/04/92           4         4,805            100         4,905        19,620             100         452,655                4.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/05/92          12         4,907            100         5,007        60,084             112         512,739                4.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/20/93           2         5,100            100         5,200        10,400             114         523,139                4.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     4/1/93          16         5,157            100         5,257        84,112             130         607,251                5.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     9/7/93          50         5,200            200         5,400       270,000             180         877,251                7.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/10/93           1         5,400            110         5,510         5,510             181         882,761                7.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/13/93           2         5,200            200         5,400        10,800             183         893,561                7.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/14/93           1         5,300            110         5,410         5,410             184         898,971                7.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------




                              Page 10 of 14 Pages

------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   DATE        UNITS      STOCK PRICE    COMMISSION       TOTAL         TOTAL        CUMULATIVE     CUMULATIVE        % OF TOTAL
  BOUGHT       BOUGHT      PER UNIT       PER UNIT       PER UNIT        PAID          UNITS           PRICE         SHARES OWNED
                             ($$)           ($$)           ($$)          ($$)                          ($$)             (1)(2)
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/20/93           2         5,113            258         5,371        10,741             186         909,712                7.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/23/93           4         5,300            200         5,500        22,000             190         931,712                7.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    12/1/93           1         5,113            284         5,397         5,397             191         937,109                7.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    12/1/93           2         5,100            200         5,300        10,600             193         947,709                7.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   12/14/93          10         5,100            200         5,300        53,000             203       1,000,709                8.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/15/94           2         5,200            100         5,300        10,600             205       1,011,309                8.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    4/06/94           4         5,200            100         5,300        21,200             209       1,032,509                8.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    4/22/94           2         5,250             54         5,304        10,607             211       1,043,116                8.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/15/94           2         5,300             55         5,355        10,709             213       1,053,825                8.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/26/94           1         5,300            109         5,409         5,409             214       1,059,235                8.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/16/94           4         5,300            100         5,400        21,600             218       1,080,835                8.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    12/7/94          12         5,300            100         5,400        64,800             230       1,145,635                9.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/25/95           2         5,300          53.50         5,354        10,707             232       1,156,342                9.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     3/1/95           5         5,300            109         5,409        27,045             237       1,183,387                9.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     5/8/95           5         5,300            109         5,409        27,047             242       1,210,434                9.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    5/15/95           5         5,300            109         5,409        27,047             247       1,237,480               10.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    5/22/95           2         5,300            109         5,409        10,819             249       1,248,299               10.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     6/7/95           2         5,300            109         5,409        10,819             251       1,259,118               10.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/12/95           2         5,300            109         5,409        10,819             253       1,269,936               10.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/01/95           1         5,300            109         5,409         5,409             254       1,275,345               10.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/07/95           1         5,300            109         5,409         5,409             255       1,280,754               10.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/15/95           6         5,300            109         5,409        32,454             261       1,313,208               10.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/27/95           2         5,300            109         5,409        10,818             263       1,324,026               10.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/29/95          12         5,300            107         5,407        64,886             275       1,388,913               11.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    12/1/95           1         5,300            109         5,409         5,409             276       1,394,322               11.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   12/15/95           5         5,300            107         5,407        27,037             281       1,421,359               11.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     1/4/96           2         5,300            109         5,409        10,819             283       1,432,178               11.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     1/8/96           1         5,300            109         5,409         5,409             284       1,437,587               11.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------



                              Page 11 of 14 Pages

------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   DATE        UNITS      STOCK PRICE    COMMISSION       TOTAL         TOTAL        CUMULATIVE     CUMULATIVE        % OF TOTAL
  BOUGHT       BOUGHT      PER UNIT       PER UNIT       PER UNIT        PAID          UNITS           PRICE         SHARES OWNED
                             ($$)           ($$)           ($$)          ($$)                          ($$)             (1)(2)
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     2/5/96           2         5,300            109         5,409        10,818             286       1,448,405               11.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/14/96           3         5,300            109         5,409        16,227             289       1,464,632               11.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/20/96           5         5,300            107         5,407        27,035             294       1,491,667               12.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    6/27/96           1         5,300            109         5,409         5,409             295       1,497,076               12.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/20/96           1         5,300            109         5,409         5,409             296       1,502,485               12.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/29/96           1         5,300            109         5,409         5,409             297       1,507,894               12.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/11/96           4         5,300            109         5,409        21,636             301       1,529,530               12.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/10/96          10         5,300            107         5,407        54,070             311       1,583,600               12.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   10/15/96           2         5,300            107         5,407        10,814             313       1,594,414               12.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/28/96           1         5,300            109         5,409         5,409             314       1,599,823               12.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/11/96           3         5,300             36         5,336        16,009             317       1,615,832               12.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/20/96           1         5,300            109         5,409         5,409             318       1,621,241               12.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/22/96           1         5,300              2         5,302         5,302             319       1,626,543               13.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/25/96           1         5,300            109         5,409         5,409             320       1,631,952               13.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    12/5/96           2         5,300            109         5,409        10,818             322       1,642,770               13.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   12/16/96           4         5,300            107         5,407        21,628             326       1,664,398               13.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     1/9/97           1         5,300            109         5,409         5,409             327       1,669,807               13.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/13/97           1         5,300            109         5,409         5,409             328       1,675,216               13.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/19/97           1         5,300            109         5,409         5,409             329       1,680,625               13.4
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    3/19/97           2         5,300            109         5,409        10,818             331       1,691,443               13.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    6/26/97           1         5,300            109         5,409         5,409             332       1,696,852               13.5
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/21/97           4         5,300            109         5,409        21,636             336       1,718,488               13.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/25/97           1         5,300            109         5,409         5,409             337       1,723,897               13.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
     8/5/97           2         5,300            109         5,409        10,818             339       1,734,715               13.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    8/22/97           2         5,300            109         5,409        10,818             341       1,745,533               13.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/12/97           6         5,300            107         5,407        32,442             347       1,777,975               14.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/30/98           1         5,300            109         5,409         5,409             348       1,783,384               14.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    2/11/98          10         5,300            107         5,407        54,070             358       1,837,454               14.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------



                              Page 12 of 14 Pages

------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   DATE        UNITS      STOCK PRICE    COMMISSION       TOTAL         TOTAL        CUMULATIVE     CUMULATIVE        % OF TOTAL
  BOUGHT       BOUGHT      PER UNIT       PER UNIT       PER UNIT        PAID          UNITS           PRICE         SHARES OWNED
                             ($$)           ($$)           ($$)          ($$)                          ($$)             (1)(2)
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    6/19/98          10         5,400            107         5,507        55,072             368       1,892,526               15.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    6/19/98           2         5,300            109         5,409        10,819             370       1,903,345               15.1
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/15/98          20         5,600            107         5,707       114,142             390       2,017,487               15.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/24/98           1         5,400            109         5,509         5,509             391       2,022,996               15.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    7/29/98           2         5,300            108         5,408        10,816             393       2,033,812               16.0
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    9/18/98           5         5,500              1         5,501        27,506             398       2,061,318               16.2
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   11/24/98           2         5,600              3         5,603        11,205             400       2,072,523               16.3
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
   12/29/98           8         5,400            108         5,508        44,061             408       2,116,584               16.6
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/11/99           2         5,400            109         5,509        11,019             410       2,127,603               16.7
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    1/14/99           2         5,600              3         5,603        11,205             412       2,138,808               16.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    3/25/99           1         5,400            109         5,509         5,509             413       2,144,317               16.8
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------
    3/29/99           1         5,400            109         5,509         5,509             414       2,149,826               16.9
------------ ----------- ------------- -------------- ------------- ------------- --------------- --------------- ------------------

(1) Each Unit is comprised of 750 shares of Common Stock and 500 shares of Preferred Stock. The ownership percentages presented are for each of such classes.

(2) Based on a total of 2,456 Units (1,842,525 shares of Common Stock and 1,228,350 shares of Preferred Stock) outstanding.




                              Page 13 of 14 Pages

                                    EXHIBIT C


                            Agreement to Joint Filing
                                 of Schedule 13D
                               Dated May 28, 1999


         We agree to jointly submit this amended and restated Schedule 13D, and any subsequent amendments thereto, which is filed on behalf of each of us in our capacities as Successor Co-Trustees under an Irrevocable Trust Agreement dated November 12, 1986 by William H. Goodwin, Jr., creating five separate trusts for the benefit of William H. Goodwin, III, Molly S. Goodwin, Matthew T. Goodwin, Sarah C. Goodwin and Peter O. Goodwin.

                                       CO-TRUSTEES:



                                       By: /s/ L.F. Loree, III
                                           ------------------------------
                                           L.F. Loree, III



                                       By: /s/ Norwood H. Davis, Jr.
                                           ------------------------------
                                           Norwood H. Davis, Jr.




                              Page 14 of 14 Pages